EXHIBIT 99.1

Seabridge Gold’s 2016 Drill Program Targets Further Deep Kerr Expansion

10,000 meters of core drilling could extend Deep Kerr block cave resource 800 meters to the south

TORONTO, May 24, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) today outlined its 2016 exploration plans at its 100%-owned KSM Project in northwestern British Columbia. The program calls for 10,000 meters of core drilling designed to expand by as much as 800 meters the block cave shapes that confine the current resource estimate (see plan map and cross sections at http://seabridgegold.net/pdf/NMay24-16-maps.pdf). Drilling is planned to begin by mid-June following a winter of relatively light snow accumulation.

Commenting on the program, Seabridge Chairman and CEO Rudi Fronk said that “our geological team believes the mineralized zone on the west limb of the deposit projects to the south and that the block cave shapes in our resource are limited by drill data, not geology. Extending the footprint of these block cave shapes should enable us to increase the potential mining rate for Deep Kerr higher grade material, which could result in improved economics for the project.” In addition, drilling will target the less-explored eastern limb of the Deep Kerr deposit to test its potential expansion at depth.

Over the past three years, Seabridge has successfully targeted higher grade zones beneath KSM’s near surface porphyry deposits, resulting in the discovery of Deep Kerr and the Iron Cap Lower Zone.  Last year, sizeable resource expansions were obtained from these deposits and drilling also confirmed the potential for significant resource additions below the Mitchell deposit.

Fronk noted that “once again we have designed and funded this exploration program based on our firm expectation that it will increase our gold resources on a per share basis. We are also convinced that the Deep Kerr resource can improve KSM’s economics and we expect the updated KSM Prefeasibility Study now in progress will demonstrate this point.”

The Deep Kerr deposit has grown substantially since its discovery in 2013, but remains open to the south and at depth. Exploration drilling in 2015 expanded the inferred resource to more than one billion tonnes grading 0.53% copper and 0.35 g/T gold (11.3 million ounces of gold and 11.8 billion pounds of copper) as of March 2016. Deep Kerr consists of a broad zone of altered rock representing several relic intrusions measuring about 2,000 meters north-south and at least 1,600 meters in depth.  Drill testing in the deposit has demonstrated exceptional continuity of mineralized material which has enabled rapid growth of the resource.

Deep Kerr Undiluted Inferred Mineral Resources

NSR Cutoff (C$/tonne)	Tonnes (000)	Copper Grade (%)	Copper (millions of lbs)	Gold Grade (g/t)	Gold (000 of ounces)	Silver Grade (g/t)	Silver (000 of ounces)	Moly Grade (ppm)	Moly (000 of lbs)
8	1,570,700	0.41	14,193	0.29	14,645	1.8	90,898	24	83,084
12	1,455,200	0.43	13,791	0.31	14,504	1.8	84,214	25	80,182
16	1,309,200	0.46	13,273	0.32	13,469	1.8	75,765	26	75,022
20	1,168,000	0.50	12,871	0.34	12,768	1.9	71,349	27	69,505
24	1,008,200	0.53	11,777	0.35	11,345	2.0	64,829	27	59,996
28	831,600	0.58	10,631	0.38	10,160	2.1	56,147	28	51,320
32	692,300	0.63	9,613	0.40	8,903	2.1	46,742	28	42,723

The updated undiluted Inferred Mineral resource was derived from four conceptual cave shapes. The cave shapes are based on cave footprints developed in PCBC using a CAD$24 diluted NSR shut-off. These footprints were extruded approximately 500 meters vertically to create the conceptual cave shapes. Within these conceptual cave shapes a C$24 cut-off was used to determine the updated undiluted Inferred Mineral resource tonnes, grade, and contained metal as highlighted in bold in the table above. The tonnes, grade, and contained metal for the other NSR cut-offs shown in the table above are shown to provide readers with a relative sense of the distribution of material within the conceptual block cave shapes at different cut-offs.

Resource estimates included herein were prepared by Resource Modeling Inc. under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner is a highly-regarded expert in his field and frequently undertakes independent resource estimates for major mining companies. Mr. Lechner has reviewed and approved this news release.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards, and in addition all copper assays that exceeded 0.25% Cu are re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the potential expansion of the Deep Kerr inferred resource by up to 800m; (ii) drilling at Deep Kerr commencing by mid-June; (iii) the mineralized zone on the west limb of the deposit projecting to the south and the block cave shapes in the Deep Kerr resource being limited by drill data, not geology; (iv) the potential to expand the mining rate at Deep Kerr and that an increased mining rate could improve economics of the KSM Project; (v) the potential for significant resource additions below the Mitchell deposit; (vi) the expectation that exploration this year will increase resource ounces per share; (vii) the expectation that the Deep Kerr resource will improve KSM’s economics and that the planned PFS will demonstrate this; and (viii) the estimated amount and grade of mineral resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project between drill holes, including at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) block net smelter return values; (vii) conceptual cave footprints, draw points and heights; (viii) appropriate discount rates; (ix) tax rates and royalty rates applicable to the proposed mining operation; (x) financing structure and costs; (xi) anticipated mining losses and dilution; (xii) metallurgical performance; (xiii) reasonable contingency requirements; (xiv) success in realizing proposed operations; (xv) receipt of regulatory approvals on acceptable terms; and (xvi) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2015 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net